Filed by First Community Corporation
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: DutchFork Bancshares, Inc. SEC File No. 0-30483
Date: April 13, 2004

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to (1) statements about the benefits of the combination of First Community Corporation and DutchFork Bancshares, Inc., including future financial and operating results, cost savings, and enhanced revenues, (2) statements with respect to First Community's and DutchFork's plans, objectives, expectations and intentions and other statements that are not historical facts, and (3) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", and "projects", as well as similar expressions. These statements are based upon the current beliefs and expectations of First Community's and DutchFork's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of First Community's and DutchFork's shareholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (7) the rate of delinquencies and amounts of charge-offs, the level of allowance for loan loss, the rates of loan growth, or adverse changes in asset quality in either First Community's or DutchFork's loan portfolio, which may result in increased credit risk-related losses and expenses; (8) changes in the U.S. legal and regulatory framework; and (9) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause First Community's and DutchFork's results to differ materially from those described in the forward-looking statements can be found in First Community's and DutchFork's reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Community and DutchFork or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Community and DutchFork do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to First Community's and DutchFork's shareholders for their consideration, and First Community and DutchFork will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about First Community and DutchFork, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael C. Crapps, President and CEO, First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina 29072 (803-951-2265), or to J. Thomas Johnson, President and CEO, DutchFork Bancshares, Inc., 1735 Wilson Road, Newberry, South Carolina, 29108 (803-321-3225).

        First Community and DutchFork and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of First Community and DutchFork in connection with the combination. Information about the directors and executive officers of First Community and their ownership of First Community common stock is set forth in the proxy statement, dated April 9, 2004, for First Community's 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of DutchFork and their ownership of DutchFork common stock is set forth in the proxy statement, dated December 30, 2003, for DutchFork's 2004 annual meeting of shareholders, as filed with the SEC on Schedule 14-A. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

***PRESS RELEASE FOLLOWS***

Joint News Release
For Release April 13, 2004 8:00 A.M., EDT
Contacts:	First Community Corp. Michael C. Crapps, President & Chief Executive Officer or Joseph G. Sawyer, Senior Vice President & Chief Financial Officer (803) 951-2265
DutchFork Bancshares, Inc. J. Thomas Johnson, President and Chief Executive Officer or Steve P. Sligh, Executive Vice President (803) 321-3200

First Community Corp. and DutchFork Bancshares, Inc.
Announce Merger

Lexington, S.C. and Newberry, S.C., April 13, 2004—First Community Corp. (Nasdaq Small Cap: FCCO) and DutchFork Bancshares Inc. (Nasdaq Small Cap: DFBS) today jointly announced that they have entered into a definitive merger agreement.

The deal between the Lexington-based parent of First Community Bank, NA and the Newberry, S.C.-based parent of Newberry Federal Savings Bank, valued at more than $46 million and anticipated to close during the third quarter, will create a 10-office banking company with more than $400 million in assets across the South Carolina Midlands.

Once the deal is completed, Newberry Federal Savings Bank's offices will operate as branches of First Community Bank. Upon completion of the merger, First Community Bank will have full-service banking offices in Lexington, Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Newberry (2), and Prosperity.

"The style of banking of our two institutions is so similar that a merger was a natural fit," said First Community CEO Mike Crapps. "The commitment of both companies to our customers, our employees and our communities is strong and will continue as we unite our resources to create the premier community bank of the Midlands."

Commenting on the transaction, J. Thomas Johnson, President and Chief Executive Officer of DutchFork Bancshares, said, "This transaction represents an excellent value for our shareholders. The Midlands of South Carolina are culturally and economically entwined. We are excited about the expected future benefits of this partnership. This is a combination of two outstanding community banks that share the same philosophy and commitment to their customers, employees and communities."

Under the terms of the agreement, DutchFork Bancshares shareholders can elect to receive either $42.75 in cash or 1.78125 shares of First Community Corp. common stock, or a combination of cash and stock, for each share of DutchFork Bancshares stock they own, plus cash in lieu of any fractional share interest. Elections will be subject to allocation procedures which are intended to ensure that 60% of the DutchFork Bancshares common stock outstanding immediately before the completion of the transaction will be converted into shares of First Community Corp. common stock.

Including the value of DutchFork Bancshare's stock options, the transaction is valued at $50.0 million. The transaction represents 149% of DutchFork Bancshares's book value per share at December 31, 2003 and 12.8 times DutchFork Bancshares's last twelve months earnings per share, based on the $42.75 per share cash price.

The transaction is intended to qualify as a tax-free reorganization for federal income tax purposes. As a result, the shares of First Community Corp. common stock received in exchange for DutchFork Bancshares common stock will be transferred on a tax-free basis.

"We are excited at the prospect of uniting our companies and we believe the customers of both banks will benefit from the convenience of this expanded branch network combined with access to a full array of banking products and services," Crapps added. "The combined organization will have a strong presence in the Midlands banking market and the union of these two community banking institutions will give customers of both banks access to an expanded branch network," Crapps said.

First Community Corp. and DutchFork Bancshares, Inc. previously engaged in a business transaction in February of 2001 when First Community Corp. purchased the Chapin banking office of Newberry Federal Savings Bank.

"The acquisition of the Chapin banking office in 2001 was a very successful transaction for both companies and the performance of this office post-acquisition far surpassed our expectations," Crapps said. "With such a positive experience, we believe the merger of the remaining three Newberry Federal Banking offices will prove just as successful."

The definitive merger agreement was approved by the Board of Directors of both companies and is subject to regulatory approval and the approval of the shareholders of both companies. Crapps, President and Chief Executive Officer of First Community Corporation and First Community Bank, will continue in this same role post-merger. J. Thomas Johnson, President and Chief Executive Officer of DutchFork Bancshares, will become Vice Chairman of First Community Corporation and Executive Vice President of First Community Bank. In addition, Mr. Johnson and Steve P. Sligh, Executive Vice President, Treasurer and Chief Financial Officer of DutchFork Bancshares, will become directors of First Community Corporation and First Community Bank.

DutchFork Bancshares was advised in the acquisition by Sandler O'Neill & Partners. L.P. and Muldoon Murphy Faucette & Aguggia LLP, and First Community Corp. was advised by The Orr Group and Nelson Mullins Riley & Scarborough, L.L.P.

First Community Corp. and DutchFork Bancshares, Inc. will be filing a joint proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission ("SEC").

INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain these documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by First Community Corp. will be available free of charge from First Community Corp., Attention: Michael C. Crapps, 5455 Sunset Blvd., Lexington, SC 29072. Documents filed with the SEC by DutchFork Bancshares, Inc. will be available free of charge from DutchFork Bancshares, Inc., Attention: J, Thomas Johnson, 1735 Wilson Road, Newberry, SC 29108.

The directors, executive officers, and certain other members of management of First Community Corp. and DutchFork Bancshares, Inc. may be soliciting proxies in favor of the merger from the companies' respective shareholders. For information about these directors, executive officers, and members of management, shareholders are asked to refer to the most recent proxy statements issued by the respective companies, which are available on the SEC's website (www.sec.gov) and from the respective companies at the addresses provided in the preceding paragraph.

This press release may contain certain forward-looking statements regarding First Community Corp.'s prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. First Community Corp. intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of First Community Corp., are generally identified by use of the words "plan," "believe," "expect," "intend," "anticipate," "estimate," "project," or other similar expressions. First Community Corp.'s ability to predict results or the actual effects of its plans and strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

The following factors, among others, could cause the actual results of the merger to differ materially from the expectations stated in this press release: the ability of the companies to obtain the required shareholder or regulatory approvals of the merger; the ability to effect the proposed restructuring; the ability of the companies to consummate the merger; the ability to successfully integrate the companies following the merger; a materially adverse change in the financial condition of either company; the ability to fully realize the expected cost savings and revenues; and the ability to realize the expected cost savings and revenues on a timely basis.

Other factors that could cause the actual results of the merger to differ materially from current expectations include a change in economic conditions; changes in interest rates, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation and regulation; and other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies' operations, pricing, and services.

First Community Corp. undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

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Additional Information on First Community Corporation, DutchFork Bancshares, and the Planned Merger Transaction:

  Transaction Summary:

    Anticipated to close late 3rd quarter of 2004.

    Immediately accretive to earnings (GAAP and cash analysis)

    Offer price $42.75 per share based on FCCO value of $24.00 per share

    Price premium is 11.0%

    Price to book value is 1.5X

    Price to LTM EPS is 12.8X

    60% common stock of First Community Corporation, 40% Cash

    Post merger cost savings are estimated to be 16%

    No banking office closings are anticipated

  Post merger, the combined company will have:

    In excess of $425 million in assets

    In excess of $330 million in deposits

    18th largest commercial bank in South Carolina

    6th largest publicly traded Bank Holding Company in South Carolina

    Total market capitalization of approximately $66 million

    2.7 million shares outstanding

    100+ employees

    4% market share in Lexington, Richland, and Newberry counties

    10 banking offices (Lexington, Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Newberry (downtown and bypass) and Prosperity).